FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2006
Commission File Number-1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
No ☑           Yes ☐
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Table of Contents
(1)	Notice to Stock Exchange, dated January 9, 2006, of meeting of Board of Directors scheduled for January 24, 2006.

(2)	Press Release, “Dr. Reddy’s to release Q3 FY06 results on January 24, 2006; Earnings call slated for January 24, 6.30 PM IST/8.00 AM EST,” January 16, 2006.

(3)	Press Release, “Dr. Reddy’s reports Q3 FY06 revenue of Rs. 5,902 million; YoY growth of 25%; Net income at Rs. 628 million,” January 24, 2006.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
NOTICE TO STOCK EXCHANGE
January 9, 2006
The Secretary
Bombay Stock Exchange Ltd.
National Stock Exchange
New York Stock Exchange Inc.
Dear Sir,
The Board of Directors of the Company is scheduled to meet on January 24, 2006 to, interalia, discuss and take on record the un-audited financial results of the Company for the quarter ended December 31, 2005.
Kindly take the above information on record.
With regards,
V Viswanath
Company Secretary

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s to release Q3 FY06 results on January 24, 2006;
Earnings call slated for January 24, 6.30 PM IST/8.00 AM EST
Hyderabad, India, January 16, 2006: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the quarter ended December 31, 2005 on Tuesday, January 24th 2006, after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium

Release of financial results	January 24, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	January 24, 6.30 PM IST / 8.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	January 24, 6.30 PM IST / 8.00 AM EST through April 23, 2006	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Within 10 working days of the Call	URL available on Company’s website, www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
Participants from India 022.2781.2277

January 24, 2006	India — 6.30 PM US EST — 8.00 AM	Stand by — 022 5591 7977 Participants from the US 1 877 209 0463 Conference ID: 4054397#

Participants outside India & US (Singtel bridge) 65 666 87512 Conference Code: 409283#
No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through April 23, 2006.
Transcript
The transcript of the earnings call will also be available on the Company’s website within 10 working days of the call.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy’s produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research program of Dr. Reddy’s focuses on cancer, diabetes, bacterial infections and pain management. Website: www.drreddys.com
Contact Information
Investors and Financial Analysts:
Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-55511532
Safe Harbor
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
     Dr. Reddy’s reports Q3 FY06 revenue of Rs. 5,902 million; YoY growth of 25%; Net income at Rs. 628 million
Hyderabad, India, January 24, 2005: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the third quarter ended December 31, 2005.
Key highlights
o	Revenues at Rs 5.9 billion, growth of 25% compared to Q3 FY05. Revenues for the first nine months of FY 06 increase by 14% to Rs 17.3 billion.

o	Net profit increases to Rs 628 million from Rs 40 million in Q3 FY05. This translates to a diluted EPS of Rs 8.2 as against Rs 0.5 in Q3 FY05.

o	Overall revenue growth driven by increase in revenues from Active Pharmaceutical Ingredients and Branded finished dosage businesses.

o	Revenues from Active Pharmaceutical Ingredients (APIs) business increase by 48% to Rs 2.1 billion led by growth in key markets. Revenues for the first nine months of FY06 increase by 19% to Rs 6.1 billion.

o	Revenues from Branded Formulations business increase by 34% to Rs 2.7 billion. This increase was led by performance of key markets of India (growth of 34%) and Russia (growth of 35%).

o	Excluding one-time profit from the sale of Company’s formulations plant at Goa, profit before tax and minority interest for Q3 FY06 is at Rs. 528 million compared to Rs. 11 million in Q3 FY05. The profit from the sale of Company’s formulations plant in Goa, India is at Rs. 388 million.

INCOME STATEMENT FOR THE QUARTER ENDED DECEMBER 31, 2005
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 44.95
EXTRACT FROM THE UNAUDITED INCOME STATEMENT

	Q3 FY06				Q3 FY05
Particulars	($	)	(Rs.)%		($ )	(Rs.)%		Growth %
Product Revenues	131		5,898	100	104	4,644	99	27
License fees	0		4	0	1	61	1	(93)
Total Revenues	131		5,902	100	105	4,705	100	25
Cost of revenues	65		2,911	49	50	2,246	48	30
Gross profit	67		2,991	51	55	2,459	52	22
Selling, General & Administrative Expenses	45		2,026	34	38	1,715	36	18
R&D Expenses	12		516 (1)	9	16	705	15	(27)
Amortization Expenses	2		86	1	2	88	2	(2)
Operating income before forex loss/(gain)	8		363	6	(1)	(49)	(1)	—
Forex Loss/ (Gain)	1		29	0	1	48	1	(40)
Operating income/(loss)	7		334	6	(2)	(97)	(2)	—
Equity in loss of affiliates	0		(9)	(0)	0	(15)	(0)	(39)
Other (expenses)/income net	13		591	10	3	123	3	—
Income before income taxes and minority interest	20		916	16	0.3	11	0	—
Income tax benefit/(expense)	(6)		(287)	(5)	1	27	1	—
Minority interest	0		(1)	0	0	2	0	—
Net income	14		628	11	1	40	1	—
DEPS			8.2			0.5
Exchange rate			44.95			44.95

Key Balance Sheet Items		Dec 05			Sep 05
Cash and cash equivalents (2)	181		8,142		235	10,562
Borrowings from banks	85		3,833		91	4,109
Investment securities	28		1,267		17	767
Accounts receivable (net)	100		4,512		97	4,356
Inventories	98		4,383		90	4,038
Property, plant and equipment (net)	156		7,021		158	7,082

(1)	Reduction of Rs. 112 million under the Generics R&D partnership deal with ICICI Venture.

(2)	During the quarter, the Company paid out of its cash reserves, Rs. 2,564 million ($57 million) for the acquisition of Roche’s API business at its Mexico facility.

Active Pharmaceutical Ingredients (APIs)
o	Revenues increase by 48% to Rs 2.1 billion compared to Rs 1.4 billion in Q3 FY05. Revenues for first nine months of FY06 increase by 19% to Rs 6.1 billion

o	Revenues in India increase by 50% to Rs 601 million as against Rs 401 million in Q3 FY05. This growth was primarily driven by increase in sales of key products

o	Revenues outside India increase by 47% to Rs 1.5 billion.
o	Sales from other international markets (excluding North America and Europe) increase by 85% to Rs 745 million. This increase was driven by higher sales in key markets of Turkey, Mexico, Bangladesh and China.

o	Sales from Europe increase by 78% to Rs 384 million. This growth was primarily driven by sales of montelukast, terbinafine and omeprazole pellets.

o	Sales from North America decline by 6% to Rs 379 million from Rs 405 million in Q3 FY05. This decrease was primarily on account of decline in sales of ranitidine hydrochloride partially offset by higher sales of naproxen and sertraline.
o	The Company filed 1 US DMF during the quarter taking the total filings to 79. In addition to this, the Company filed 2 Europe DMF’s and 3 Canada PMF’s
Generic Finished Dosages
o	Revenues in this segment at Rs 831million as against Rs 966 million in Q3 FY05.

o Europe contributed 42% to the total revenues and North America contributed the balance 58%.

o	Revenues in Europe increase by 10% to Rs 347 million as against Rs 316 million in Q3 FY05. This growth was primarily driven by volume growth of omeprazole and amlodipine maleate. Combined revenues from omeprazole and amlodipine maleate at Rs 229 million as against Rs 138 million in Q3 FY05.

o	Revenues in North America at Rs 480 million as against Rs 648 million in Q3 FY05. The pricing pressure in the U.S. Generics market continued in the third quarter for fluoxetine. During the quarter, the company launched Glimepiride, which contributed revenues of Rs 66 million.

o	During the quarter, the Company filed 3 ANDAs. The Company also received approval for two ANDAs during the quarter. This takes the total ANDAs pending at the USFDA to 51.
Branded Finished Dosages — International
o	Revenues at Rs 1.4 billion, an increase of 33% over Q3 FY05. This increase was primarily driven by growth in all key markets.

o	Revenues in Russia increase by 35% to Rs 803 million as against Rs 595 million in Q3 FY05. This growth was driven by higher seasonal demand of Nise, Omez & Keterol during the quarter.

o	Revenues in other CIS markets increase by 23% to Rs 271 million as against Rs 220 million in Q3 FY05. This increase was primarily driven by growth in markets of Ukraine and Kazakhstan.

o	Revenues in Central Eastern Europe increase by 100% to Rs 74 million as against Rs 37 million in Q3 FY05. This increase was mainly on account of growth in Romania supported by special marketing campaigns.

o	Revenues in other international markets increase by 26% to Rs 212 million as against Rs 169 million in Q3 FY05. This increase was primarily on account of growth in South Africa and United Arab Emirates.
Branded Finished Dosages— India
o	Revenues at Rs 1.3 billion, an increase of 34% over Q3 FY05.

o	This increase was led by overall growth of top 10 brands. Nise and Omez performed exceptionally well with combined revenues of Rs 344 million during the quarter compared to Rs 163 million in Q3 FY05.
Other Businesses
o	Revenues in the Oncology segment increase by 25% to Rs 171 million.

o	Revenues from Custom Pharmaceutical Services business decrease by 10% to Rs 101 million from Rs 113 million in Q3 FY05.
Income Statement Highlights
o	Gross profit margins for Q3 FY06 at 51% compared to 52% in Q3 FY05. This decline in gross margins is primarily on account of two factors. One, is the decline in margins from North America Generics and the other is a one-time exceptional income of Rs 53 million related to DRF 2593 recorded during Q3 FY05.

o	Investments in R&D at 9% of total revenues as against 15% in Q3 FY05. R&D investments for Q3 FY06 decrease by 27% to Rs 516 million from Rs 705 million in Q3 FY05. During the quarter, the Company recognized Rs 112 million as income under the R&D partnership deal with ICICI Venture. Excluding this benefit, R&D investments decrease by Rs 77 million compared to Q3 FY05. This decrease is on account of lower R&D expenses in Generics.

o	Selling, General & Administration (SG&A) expenses increase by 18% to Rs 2,026 million. As a % to revenues, SG&A expenses are at 34% of total revenues as against 36% in Q3 FY05. This increase in on account of higher marketing and legal & consultancy expenses during the quarter.

o	Other income (net) increase to Rs 591 million from Rs 123 million in Q3 FY05. This includes profit on sale of formulations plant located in Goa, amounting to Rs 388 million. Net interest income increase by Rs 79 million to Rs 146 million compared to Rs 67 million during Q3 FY05. This increase is on account of higher deposit base and higher average interest yields.

o	Depreciation for the quarter was at Rs 286 million as against Rs 253 million for Q3 FY05.

o	Net income at Rs 628 million (11% of total revenues) as against Rs 40 million (1% of total revenues) in Q3 FY05. This translates to a diluted EPS of Rs 8.19 as against Rs 0.52 in Q3 FY05.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media:
M Mythili at mythilim@drreddys.com or on +91-40-55511620.
Notes
1.	In line with global disclosure standards, the company commenced reporting its financials on a consolidated basis since Q2 FY03.

2.	Current quarter financial discussions below are on a consolidated basis as per the US GAAP.

3.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

	By:	/s/ V. Viswanath

Date: February 13, 2006		Name:	V. Viswanath
		Title:	Company Secretary